

June 14, 2010

Jerry Fowden
Chief Executive Officer
Cott Corporation
5519 West Idlewild Avenue
Tampa, FL 33634

> **Re:** **Cott Corporation**
> **Form 10-K for Fiscal Year Ended January 2, 2010**
> **Filed March 16, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2010**
> **File No. 001-31410**

Dear Mr. Fowden:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Reynolds
Assistant Director